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                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549


                                    SCHEDULE 13G


                     Under the Securities Exchange Act of 1934

                                (Amendment No. 1) *


                               Karrington Health, Inc.
--------------------------------------------------------------------------------
                                   (Name of Issuer)


                           Common Shares, Without Par Value
--------------------------------------------------------------------------------
                            (Title of Class of Securities)


                                      485762108
                              -------------------------
                                    (CUSIP Number)


--------------------------------------------------------------------------------
                (Date of Event Which Requires Filing this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          Rule 13d-1(b)
     ---
          Rule 13d-1(c)
     ---
      X   Rule 13d-1(d)
     ---

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     Page 1 of 8
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CUSIP NO. 485762108                     13G                       Page 2 of 8

1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

          JMAC, Inc.
          31-0981458

2.   CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (SEE INSTRUCTIONS)
          (a)  X
              ---
          (b)
              ---

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5.   SOLE VOTING POWER
          -0-

6.   SHARED VOTING POWER
          2,250,000 shares

7.   SOLE DISPOSITIVE POWER
          2,250,000 shares

8.   SHARED DISPOSITIVE POWER
          -0-

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2,250,000 shares

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
          Not Applicable

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            32.9%

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IC


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CUSIP NO. 485762108                     13G                       Page 3 of 8

1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

          John H McConnell

2.   CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (SEE INSTRUCTIONS)
          (a)  X
              ---
          (b)
              ---

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5.   SOLE VOTING POWER
          -0-

6.   SHARED VOTING POWER
          2,265,800  shares

7.   SOLE DISPOSITIVE POWER
          2,265,800 shares

8.   SHARED DISPOSITIVE POWER
          -0-

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,265,800 shares

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
          X

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            33.1%

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN

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ITEM 1(a) NAME OF ISSUER.

          Karrington Health, Inc.

ITEM 1(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

          919 Old Henderson Road
          Columbus, Ohio 43220

ITEM 2(a) NAME OF PERSON FILING.

     (i)  JMAC, Inc.("JMAC"), an Ohio Corporation.

     (ii) John H. McConnell ("McConnell"), the Chairman of the Board and a controlling shareholder of JMAC. The directors of JMAC have given McConnell sole voting and investment power in the Common Shares of Karrington Health, Inc. held by it.

ITEM 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
     RESIDENCE OF PERSON FILING.

     (i)  JMAC, Inc.
          150 East Wilson Bridge Road
          Columbus, Ohio 43085

     (ii) John H. McConnell
          Worthington Industries, Inc.
          1205 Dearborn Drive
          Columbus, Ohio 43085

ITEM 2(c) CITIZENSHIP OF PERSON FILING.

          Ohio for each of JMAC and McConnell

ITEM 2(d) TITLE OF CLASS OF SECURITIES.

          Common Shares, Without Par Value

ITEM 2(e) CUSIP NUMBER.

          485762108

ITEM 3  IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b),
     OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

     (a)  [ ]   Broker or dealer registered under section 15 of the Act.

     (b)  [ ]   Bank as defined in section 3(a)(6) of the Act.


                                     Page 4 of 8
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     (c)  [ ]   Insurance company as defined in section 3(a)(19) of the Act.

     (d)  [ ]   Investment company registered under section 8 of the Investment
                Company Act of 1940.

     (e)  [ ]   An investment adviser in accordance with Section
                240.13d-1(b)(1)(ii)(E).

     (f)  [ ]   An employee benefit plan or endowment fund in accordance with
                Section 240.13d-1(b)(l)(ii)(F).

     (g)  [ ]   A parent holding company in accordance with Section
                240.13d-1(b)(ii)(G).

     (h)  [ ]   A savings association as defined in section 3(b) of the Federal
                Deposit Insurance Act.

     (i)  [ ]   A church plan that is excluded from the definition of investment company under section 3(c) of the Investment Company Act of 1940.

     (j)  [ ]   Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

ITEM 4  OWNERSHIP.

     (a)  Amount Beneficially Owned:

          JMAC:          2,250,000 shares (1)
          McConnell:     2,265,800 shares (1)(2)

     (b)  Percent of Class:

          JMAC:          32.9%
          McConnell:     33.1%

     (c)  Number of shares as to which such person filing has:

          (i)   Sole power to vote or to direct the vote:

                JMAC:         0 shares
                McConnell:    0 shares

          (ii)  Shared power to vote or to direct the vote:

                JMAC:         2,250,000 shares (1)
                McConnell:    2,265,800 shares (1)(2)


                                     Page 5 of 8
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          (iii) Sole power to dispose or to direct the disposition of:

                JMAC:         2,250,000 shares (1)
                McConnell:    2,265,800 shares (1)(2)

          (iv)  Shared power to dispose or to direct the disposition of:

                JMAC:         0 shares
                McConnell:    0 shares

                (1) Each of JMAC, Inc. and Mr. McConnell has entered into a shareholder agreement with Sunrise Assisted Living, Inc. ("Sunrise") granting Sunrise an irrevocable proxy to vote all of its/his shares in favor of a pending merger of Sunrise and Karrington Health, Inc. and against any competing third party transaction.

                (2) Includes 2,250,000 shares owned of record and beneficially by JMAC. McConnell is the Chairman of the Board and a controlling shareholder of JMAC, and the directors of JMAC have given McConnell sole voting and investment power in the Common Shares of Karrington Health, Inc. held by it. Also includes 10,000 shares which McConnell has the right to acquire on exercise of presently exercisable options. Does not include 800 shares held of record by Mr. McConnell's wife with respect to which he disclaims beneficial ownership.


ITEM 5  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner or more than five percent of the class of securities, check the following: [ ].

ITEM 6  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
     PERSON.

          Not Applicable.

ITEM 7  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
     WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
     HOLDING COMPANY.

          Not Applicable.


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ITEM 8  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
     GROUP.

          Not Applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

          Not Applicable.

ITEM 10.  CERTIFICATION.

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                      SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  As of December 31, 1998         JMAC, INC.



                                   By:  s/ Michael A. Priest
                                        --------------------------------
                                        Michael A. Priest, Secretary



Dated:  As of December 31, 1998    By:  s/ John H. McConnell
                                        --------------------------------
                                        John H. McConnell


                                     Page 7 of 8
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                                                                       EXHIBIT 1

                                JOINT FILING AGREEMENT


     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the persons named below hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including any amendments thereto) with respect to the shares of Common Shares of Karrington Health, Inc. beneficially owned by each of them and further agree that this Joint Filing Agreement be included as an exhibit to such joint filings.

     IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 12th day of February, 1999.




                                        JMAC, Inc.


                                        By:  s/ Michael A. Priest
                                             -----------------------------------
                                             Michael A. Priest, Secretary




                                        By:  s/ John H. McConnell
                                             -----------------------------------
                                             John H. McConnell




                                     Page 8 of 8